Exhibit 99.1

Operating and Financial Review
DÜSSELDORF, GERMANY - April 29, 2025 – trivago N.V. (NASDAQ: TRVG) (the “Company”, “we,” “us,” “our,” or “trivago,”) announced financial results for the first quarter ended March 31, 2025.

Highlights:
•Total revenue grew 22% to €124.1 million, with Referral Revenue growing 23% to €123.4 million during the first quarter, compared to the same prior year period, the second consecutive quarter of growth.
•Double-digit Referral Revenue growth was observed across all three reporting segments including 18% in Americas, 19% in Developed Europe, and 44% in Rest of World.
•Net loss reduced by 7% to €7.8 million and Adjusted EBITDA1 loss decreased by 29% to €6.5 million during the first quarter, compared to the same prior year period.
•Driven by a significantly better-than-expected first quarter and a strong start to the second quarter, where we continue to see double-digit revenue growth in the month of April, we are raising our full-year revenue outlook to mid-teens percent growth year-over-year, along with positive Adjusted EBITDA, similar to 2024.

"We are thrilled to announce that we significantly accelerated our momentum in the first quarter of 2025, exceeding expectations on both the top and bottom lines. In light of this strong performance and the continuing strong double-digit growth trajectory, we are revising our full-year revenue growth guidance upward to the mid-teens percentage range, along with stronger-than-anticipated Adjusted EBITDA profitability. These results reflect the diligent execution of our strategy by our dedicated team over the past two years. We continue to experience strong returns from our strategic brand marketing investments, complemented by ongoing enhancements that are driving significant improvements in conversion rates while using trivago." said Chief Executive Officer Johannes Thomas.

"We delivered yet another strong quarter, and the positive momentum has continued with strong double-digit growth in April. Alongside impressive revenue growth, we maintained stable Return on Advertising Spend and improved our net results. We’re excited by the global potential of trivago’s strong brand and expect this initial success to be only the beginning. Our value proposition remains compelling, especially in the current economic environment where we believe we can deliver significant cost savings to travelers. As a company, we continue to practice cost discipline while we aim to regain scale to pre-pandemic levels. We are optimistic that our strong operational performance can translate into meaningful benefits for shareholders as we execute our strategy.” said Chief Financial Officer Robin Harries.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended March 31,
	2025	2024	Δ Y/Y
Total revenue	124.1	101.4	22%
Referral Revenue	123.4	100.2	23%
Return on Advertising Spend	118.1%	119.2%	(1.1) ppts
Net loss	(7.8)	(8.4)	(7)%
Adjusted EBITDA	(6.5)	(9.2)	(29)%
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 8 to 9 herein for explanations and reconciliations of non-GAAP measures used.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a leading global hotel search and price comparison platform and one of the most recognized travel brands in the world. When price savvy travelers are searching for a hotel, we want trivago to be the obvious choice. We aim to help travelers find the best place to stay and the best time to go. trivago aims to enable them to book with confidence, saving travelers valuable time and money. By leveraging cutting-edge technology, we seek to personalize and simplify the hotel search experience for millions of travelers every month. We provide access to more than 5.0 million hotels and other types of accommodation in over 190 countries.

Discussion of Results
The discussion of results should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) have been omitted from this review.

Recent Trends
Total revenues in the first quarter grew by 22% to €124.1 million compared to the same prior year period, primarily consisting of Referral Revenue of €123.4 million, which grew 23% compared to the same prior year period, representing the second consecutive quarter of growth. We achieved strong double-digit growth across all three reporting segments driven by growth across our marketing channels and product improvements. Our disciplined approach and strategic focus on brand rebuilding continue to be a key driver for these results. Compared to the same prior year period, net loss reduced by 7% to €7.8 million and Adjusted EBITDA loss reduced by 29% to €6.5 million during the first quarter. The results reflect our continued investments in connection with our long-term growth strategy of prioritizing brand investments over short-term profit maximization.

We continued to observe strong branded channel traffic2 growth across all three reporting segments in response to higher branded investments, which were instrumental for the robust first quarter performance. Advertising Spend increased by 24% compared to the same prior year period, with proportionally higher investments made into our branded channel traffic in all three reporting segments. Global ROAS of 118.1% was overall stable compared to the same prior year period (2024: 119.2%), further highlighting our ability to continue increasing Advertising Spend while growing Referral Revenues. We continue to see a strong response to our brand investment efforts that resonate well with travelers as observed through higher traffic volumes to our platform. We believe our brand investments reach a large audience and strengthen our branded baseline, which we expect to have a long-term positive impact on overall revenues.

Outlook
We continued to see strong year-over-year revenue growth at double-digit rates across all three segments in the first weeks of April. We expect this positive momentum to persist as we gear up for the summer season, enabling us to achieve year-on-year total revenue growth.

We continue to see significant opportunities to further scale our marketing activities and are committed to pursuing promising advertising opportunities that will maintain our positive momentum. We believe this will enable us to reach a larger audience and have a long-term positive impact on overall revenues. trivago continues to be well-positioned, well-capitalized, and ready to fuel its continued growth trajectory.

2 Branded channel traffic refers to traffic to our platform through: one of our localized platform websites, one of our downloadable mobile applications, branded search engine optimization marketing channels (or "branded free traffic") for keyword searches that are inclusive of the trivago brand name, and/or paid keyword searches that include the trivago brand name, such as "trivago" or "trivago hotel".

While Advertising Spend continues to grow year-over-year, we believe there is still significant upside potential to further increase our global marketing efforts since our total Advertising Spend remains lower than historical investment levels. We expect to continue re-investing our profits into our marketing strategy and also further increasing our Advertising Spend to maintain the positive momentum.

For the full year 2025, we now expect the total revenues percent growth to be within the mid-teens percent range year-over-year, achieving double-digit growth earlier than our previously announced outlook. We expect overall higher Advertising Spend as we continue further scaling our marketing efforts, to remain vigilant with our operating expenses excluding Advertising Spend, and to achieve positive full year Adjusted EBITDA similar to 2024. We expect to continue our strategy of prioritizing re-investing profits into our brand over short-term profit maximization.

Revenue, Advertising Spend, and Return of Advertising Spend
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers, or when a user makes a booking on the advertiser's website ultimately from a referral from our platform. We call this our Referral Revenue.

Management has identified three reportable segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the first quarter of 2025, the most significant countries by revenue in that segment were Japan, Turkey, Australia, New Zealand, and United Arab Emirates. We have also determined that our equity method investment in Holisto Ltd. has met the criteria for an operating segment, however, it does not meet the quantitative thresholds of a separate reportable segment.

We also earn revenue by offering our advertisers business-to-business (B2B) solutions such as data product offerings and subscription fees earned from advertisers for the trivago Business Studio subscriptions. These revenue streams do not represent a significant portion of our total revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended March 31,
	2025	2024	Δ €	Δ %
Americas	€44.9	€38.1	€6.8	18%
Developed Europe	52.3	43.9	8.4	19%
Rest of World	26.2	18.2	8.0	44%
Total Referral Revenue	€123.4	€100.2	€23.2	23%
Other revenue	0.7	1.2	(0.5)	(42)%
Total revenue	€124.1	€101.4	€22.7	22%
Referral Revenue increased by €23.2 million during the three months ended March 31, 2025, compared to the same period in 2024. The increase in all segments was primarily driven by growth from branded channel traffic in response to our continuous brand marketing investments, as well as growth from other marketing channels driven by improved booking conversion and higher traffic volumes. We continue to observe overall healthy bidding dynamics on our platform compared to the same period in 2024, particularly in Developed Europe.
Other Revenue
Other revenue decreased by €0.5 million during the three months ended March 31, 2025, compared to the same period in 2024, primarily due to the discontinuation of other B2B revenue sources in the middle of 2024.

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 35% during the three months ended March 31, 2025, compared to 37% in the same period in 2024. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue was 40% during the three months ended March 31, 2025, compared to 39% in the same period in 2024.

Advertising Spend
Advertising Spend is included in selling and marketing expense and consists of fees that we pay for our various marketing channels like TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement.
Advertising Spend by Segment (€ millions)

	Three months ended March 31,
	2025	2024	Δ €	Δ %
Americas	€43.7	€33.3	€10.4	31%
Developed Europe	39.0	36.3	2.7	7%
Rest of World	21.8	14.5	7.3	50%
Total Advertising Spend	€104.5	€84.1	€20.4	24%
Total Advertising Spend increased by €20.4 million during the three months ended March 31, 2025, respectively, compared to the same period in 2024, primarily driven by continuous increases in brand marketing investments across all segments aimed at increasing the volume of direct traffic to our platforms.

Return on Advertising Spend (ROAS)
ROAS Contribution is the difference between Referral Revenue and Advertising Spend. ROAS is the ratio of Referral Revenue to Advertising Spend. We believe that both are indicators of the efficiency of our advertising. ROAS is our primary operating metric.

ROAS Contribution (in € millions) and ROAS (in %) by Segment

	Three months ended March 31,
	ROAS Contribution			ROAS
	2025	2024	Δ €	2025	2024	Δ ppts
Americas	€1.2	€4.8	€(3.6)	102.7%	114.5%	(11.8) ppts
Developed Europe	13.3	7.6	5.7	134.0%	121.0%	13.0 ppts
Rest of World	4.4	3.7	0.7	120.3%	125.1%	(4.8) ppts
Global	€18.9	€16.1	€2.8	118.1%	119.2%	(1.1) ppts
Global ROAS decreased by 1.1 ppts during the three months ended March 31, 2025, compared to the same period in 2024, mainly due to continuous increases in brand marketing investments across all segments with the intention of increasing the volume of direct traffic to our platforms in the long term, particularly in Americas. This was partially offset by higher ROAS in Developed Europe, where we observed the strongest response to our previous marketing investments.

Expenses
Expenses by Cost Category (€ millions)

	Three months ended March 31,				As a % of Revenue
	2025	2024	Δ €	Δ %	2025	2024
Cost of revenue	€2.7	€3.0	€(0.3)	(10)%	2%	3%
Selling and marketing	110.2	88.8	21.4	24%	89%	88%
Advertising Spend	104.5	84.1	20.4	24%	84%	83%
Other selling and marketing	5.7	4.7	1.0	21%	5%	5%
Technology and content	13.4	12.5	0.9	7%	11%	12%
General and administrative	7.3	8.6	(1.3)	(15)%	6%	8%
Amortization of intangible assets	—	0.0	0.0	0%	0%	0%
Total costs and expenses	€133.7	€113.0	€20.7	18%	108%	111%
Note: Some figures may not add up due to rounding.

Cost of Revenue
Cost of revenue decreased by €0.3 million during the three months ended March 31, 2025, compared to the same period in 2024, mainly due to a reduction of certain IT service provider costs that are closely related to revenue generation.

Selling and Marketing
Selling and marketing expense increased by €21.4 million to €110.2 million during the three months ended March 31, 2025, compared to the same period in 2024, of which €104.5 million, or 95%, was Advertising Spend. See "Advertising Spend" above for further details.

Other selling and marketing expense increased by €1.0 million during the three months ended March 31, 2025, compared to the same period in 2024. The increase was primarily driven by higher television advertisement production costs, increased personnel costs mainly due to higher annual compensation costs, increased costs to market our platform to new hoteliers, and higher digital services taxes. The increase was partly offset by lower marketing expenses due to the end of our long-term sponsorship agreement in June 2024.

Technology and Content
Technology and content expense increased by €0.9 million during the three months ended March 31, 2025, compared to the same period in 2024. The increase was primarily driven by higher personnel costs, due to higher annual compensation costs and a higher headcount. The increase was further driven by headcount-based allocated office repair costs, and partly offset by lower non-core IT service provider costs, compared to the same period in 2024.

General and Administrative
General and administrative expense decreased by €1.3 million during the three months ended March 31, 2025, compared to the same period in 2024. The decrease was primarily driven by lower professional fees related mostly to the release of prior-year accruals, the non-recurrence of costs related to changes in the executive leadership, and lower legal expenses. The decrease was partly offset by higher share-based compensation expense.

Income Taxes, Net Loss and Adjusted EBITDA(1) (€ millions)

	Three months ended March 31,
	2025	2024	Δ €	Δ %
Operating loss	€(9.6)	€(11.6)	€2.0	(17)%
Other income/(expense)
Interest expense	(0.0)	(0.0)	0.0	n.m.
Interest income	0.7	0.9	(0.2)	(22)%
Other, net	0.3	(0.0)	0.3	n.m.
Total other income, net	€1.0	€0.8	€0.2	25%

Loss before income taxes	(8.6)	(10.7)	2.1	(20)%
Benefit for income taxes	(2.1)	(2.4)	0.3	(13)%
Loss before equity method investments	€(6.5)	€(8.3)	€1.8	(22)%
Loss from equity method investments	(1.3)	(0.0)	(1.3)	n.m.
Net loss	€(7.8)	€(8.4)	€0.6	(7)%

Adjusted EBITDA(1)	€(6.5)	€(9.2)	€2.7	(29)%
Note: Some figures may not add up due to rounding.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 8 to 9 herein for explanations and reconciliations of non-GAAP measures used.

Income Taxes
Income tax benefit was €2.1 million during the three months ended March 31, 2025 compared to €2.4 million in the same period in 2024. The total weighted-average tax rate for the three months ended March 31, 2025 was 33.9%, which primarily reflects the German statutory tax rate of approximately 31.2% and the permanent effects for the full year, specifically non-tax-deductible expenses and deductible taxes impacting the tax base. The effective tax rate for the three months ended March 31, 2025 was 23.9%, compared to 22.2% in the same period in 2024. The change in effective tax rate between the two periods primarily reflects the difference in deferred tax adjustments related to temporary items.

The difference between the weighted average tax rate and the effective tax rate for the three months ended March 31, 2025 primarily relates to the non-tax-deductible share-based compensation expense, which is not deductible for tax purposes.

The uncertain tax position for unrecognized tax benefits relating to the deductibility of expenses was €8.7 million as of March 31, 2025. This liability is presented within accrued expenses and other current liabilities in the unaudited condensed consolidated balance sheets.

Net Loss and Adjusted EBITDA
Net loss was €7.8 million and Adjusted EBITDA loss was €6.5 million during the three months ended March 31, 2025. The losses were a result of higher selling and marketing expenses as we invested into our brand marketing activities as part of our strategy towards long-term growth.

Balance Sheet and Cash Flows
Total cash, cash equivalents and restricted cash were €118.6 million as of March 31, 2025, compared to €134.1 million as of December 31, 2024. The decrease of €15.5 million during the three months ended March 31, 2025, was mainly driven by €14.1 million cash used in operating activities and €1.0 million cash used in investing activities.

Consistent with our seasonal fluctuations, higher revenues during the three months ended March 31, 2025 compared to the three months ended December 31, 2024 resulted in higher accounts receivable as of March 31, 2025 compared to December 31, 2024. Additionally, accounts payable were higher as of March 31, 2025 compared to December 31, 2024 resulting from higher Advertising Spend. As the magnitude of the increase in current assets mainly driven by accounts receivable was higher than the increase in current liabilities mainly driven by accounts payable, there was an overall positive net working capital of €8.0 million. Further, the net loss of €7.8 million was offset in part by non-cash items including, share based compensation of €2.0 million and depreciation of €1.0 million. The reduction of the non-cash deferred income taxes of €2.3 million further increased the cash used in operating activities.

Cash used in investing activities during the three months ended March 31, 2025, was primarily driven by cash outflows of €1.0 million related to capital expenditures, including internal-use software and website development.

Notes & Definitions:
Definitions of Non-GAAP Measures
Adjusted EBITDA:
We report Adjusted EBITDA as a supplemental measure to U.S. Generally Accepted Accounting Principles ("GAAP").

We define Adjusted EBITDA as net income/(loss) adjusted for:
•income/(loss) from equity method investment,
•expense/(benefit) for income taxes,
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains and losses on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring, ADS cancellation fees, and significant legal settlements and court-ordered penalties.

From time to time, we may exclude from Adjusted EBITDA the impact of certain items that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present these non-GAAP financial measures because they are used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

We periodically provide an Adjusted EBITDA outlook. We are, however, unable to provide a reconciliation of our Adjusted EBITDA outlook to net income/(loss), the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably or reliably predicted or are not in our control, including, in particular, the timing or magnitude of share-based compensation, interest, taxes, impairments, restructuring related costs and/or significant legal settlements and court-ordered penalties without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended March 31,
	2025	2024
Net loss	€(7.8)	€(8.4)
Loss from equity method investments	(1.3)	(0.0)
Loss before equity method investments	€(6.5)	€(8.3)
Benefit for income taxes	(2.1)	(2.4)
Loss before income taxes	€(8.6)	€(10.7)
Add/(less):
Interest expense	0.0	0.0
Interest income	(0.7)	(0.9)
Other, net	(0.3)	0.0
Operating loss	€(9.6)	€(11.6)
Depreciation of property and equipment and amortization of intangible assets	1.0	1.1
Impairment of, and gains and losses on disposals of, property and equipment	0.0	—
Share-based compensation	2.0	1.3
Adjusted EBITDA	€(6.5)	€(9.2)
Note: Some figures may not add up due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the extent to which our strategy of increasing brand marketing investments positively impacts the volume of direct traffic to our platform and grows our revenue in future periods without reducing our profits or incurring losses;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in recent years on our ability to grow our revenue;
•our reliance on search engines, particularly Google, whose search results can be affected by a number of factors, many of which are not in our control;
•the promotion by Google of its own product and services that compete directly with our hotel and accommodation search;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or (CPC), bidding or cost-per-acquisition (CPA) strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•the potential negative impact of a worsening of the economic outlook and inflation on consumer discretionary spending;
•any further impairment of intangible assets;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the ongoing military conflict between Russia and Ukraine, the ongoing conflict affecting the Middle Eastern region, potential changes in U.S. tariff policy and other countries' responses thereto, or other developments resulting in heightened cross-border controls;
•increasing competition in our industry;
•our ability to innovate, integrate, and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject; and
•potential disruptions in the operation of our systems, security breaches and data protection,

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.